SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 11, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 12, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), reports the results of the Exchange Offer:

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): USD 178,458,188 (One hundred seventy-eight million four hundred fifty-eight thousand one hundred eighty-eight) which represents 98.31% acceptance, through the participation of 6,571 orders.

SERIES VIII:

1.
Face Value of Existing Notes presented and accepted for the Exchange: USD 104,287,243 (United States Dollars One hundred four million two hundred eighty-seven thousand two hundred forty-three).
2.
Nominal Value to be Issued USD 31,679,760 (United States Dollars Thirty-one million six hundred seventy-nine thousand seven hundred sixty).
3.
Issuance Price: 100% nominal value.
4.
Issue and Settlement Date: It will be November 12, 2020.
5.
Maturity Date: It will be November 12, 2023. If the Expiration Date is not a Business Day, the payment will be made on the immediately following Business Day.
6.
Consideration of the Exchange Offer for Series VIII Notes: According to the terms and subject to the conditions established in the Prospectus Supplement, eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 of existing notes submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:
a.
A sum of money of USD 72,607,482.80 (Seventy-two million six hundred seven thousand four hundred eighty-two and eighty dollars) for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and
b.
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.
7.
Annual Nominal Fixed Interest Rate: 10.00%.
8.
Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments, beginning on the first anniversary of the issue and settlement date, as indicated below:

-
33% of the capital, on November 12, 2021.

-
33% of the capital, on November 12, 2022.

-
34% of the capital, on the maturity date of Series VIII.

        If any of these dates is not a Business Day, said payment will be made on the 1st (first) Business Day thereafter.

9.
Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date, on the following dates: February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 12, 2022, May 12, 2022, August 12 2022, November 12, 2022, February 12, 2023, May 12, 2023, August 12, 2023 and on the maturity date. If any interest payment date is not a business day, such payment will be made on the 1st (first) subsequent business day, without accruing any interest during said period.
10.
Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

SERIES IX:

1.
Face Value of Existing Notes presented and accepted for the Exchange: USD 74,170,945 (US Dollars Seventy-four million one hundred seventy thousand nine hundred forty-five).
2.
Issuance Price: 100% nominal value.
3.
Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): USD 80,676,505 (United States Dollars Eighty million six hundred seventy-six thousand five hundred five).
4.
Issue and Settlement Date: It will be November 12, 2020.
5.
Maturity Date: It will be March 1, 2023. If the Expiration Date is not a Business Day, the payment will be made on the immediately following Business Day.
6.
Consideration of the Exchange Offer: According to the terms and subject to the conditions established in the prospectus supplement, the eligible holders who have subscribed Series IX Notes and have validly offered the existing notes for the Exchange, and whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount of existing notes presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.
7.
Early Bird: The Early Bird will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange for Series IX Notes on or before the deadline date to Access the Early Bird. All existing notes presented on or before the deadline for accessing the Early Bird have been accepted by the Company and will receive the advance consideration on the issuance and settlement date. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.
8.
Annual Nominal Fixed Interest Rate: 10.00%.
9.
Amortization: The capital of the Series IX Notes will be amortized in 1 (one) installment on the maturity date. If the maturity date is not a business day, payment will be made on the immediately following business day.
10.
Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date, on the following dates: February 12, 2021, May 12, 2021, August 12, 2021, November 12, 2021, February 12 2022, May 12, 2022, August 12, 2022, November 12, 2022, February 12, 2023 and on the maturity date. If any interest payment date is not a business day, said payment will be made on the 1st (first) subsequent business day, without accruing any interest during said period.
11.
Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Modifications to the Terms of the Existing Notes:

It is reported that, considering that consent has been obtained for an amount greater than 90% of the capital of the existing notes, the Company made the Non-Essential Proposed Modifications and / or the Essential Proposed Modifications, by means of which the terms and conditions of the existing notes will be modified and replaced.

Consequently, by virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.

Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

- Expiration Date: It will be March 1, 2023.
- Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

It is reported that the implementation of the Proposed Essential Modifications and the Proposed Non-Essential Modifications have been approved by the Company's Board of Directors, dated November 11, 2020.

For more information, see "Proposed Modifications to Existing Notes" of the Prospectus and Exchange Supplement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 12, 2020